Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 5, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ply Gem Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-167193)

Ladies and Gentlemen:

On behalf of our client, Ply Gem Holdings, Inc., a Delaware corporation, we are transmitting for filing with the Securities and Exchange Commission in electronic form Amendment No. 3 to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), which is marked to show changes made since Amendment No. 2 to the Registration Statement.

Should you have any questions regarding the Registration Statement, please feel free to contact John C. Kennedy at (212) 373-3025 or jkennedy@paulweiss.com, David E. Sobel at (212) 373-3226 or dsobel@paulweiss.com or the undersigned at (212) 373-3588 or bjanson@paulweiss.com.

Very truly yours,

/s/ Brian M. Janson

Brian M. Janson

cc:	Tim Johnson, Esq., tim.johnson@plygem.com
Ply Gem Holdings, Inc.
Stephen L. Burns, Esq., sburns@cravath.com
Cravath, Swaine & Moore LLP